


## Financial Highlights

Consolidated Statements of Income (in thousands, except per share data):

|  | For the Year Ended December 31, | | | |
|  | **2006** | | **2005** | |
|---|---|---|---|---|
| **Operating Revenue** | $ | 303,090 | $ | 233,585 |
| **Operating Expenses:** | | | | |
| Direct cost | | 276,828 | | 205,312 |
| Selling, general and administrative | | 29,883 | | 19,689 |
| Total operating expenses | | 306,711 | | 225,001 |
| Operating income (loss) | | (3,621) | | 8,584 |
| **Other Income (Expense):** | | | | |
| Other income | | 633 | | 116 |
| Interest income (expense), net | | (1,312) | | (800) |
| **Income (loss) before Provision for Income Taxes** | | (4,300) | | 7,898 |
| **Provision for Income Taxes** | | (814) | | 3,116 |
| **Net Income (loss)** | $ | (3,486) | $ | 4,782 |
| **Net Income (loss) Per Common Share:** | | | | |
| Basic | $ | (0.13) | $ | 0.20 |
| Diluted | $ | (0.13) | $ | 0.19 |
| **Weighted Average Shares Used in Computing Net Income Per Share:** | | | | |
| Basic | | 26,538 | | 24,300 |
| Diluted | | 26,538 | | 25,250 |

 

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| XBRL report | eng-20061231.xml |
|---|---|
| XBRL taxonomy schema | eng-20061231.xsd |
| XBRL taxonomy linkbase | eng-20061231_pre.xml |
| XBRL taxonomy linkbase | eng-20061231_lab.xml |
| XBRL taxonomy linkbase | eng-20061231_cal.xml |